Form 11-K

             SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC  20549


         Annual Report Pursuant to Section 15(d) of
     The Securities Exchange Act of 1934 (Fee Required)

        X     For the fiscal year ended September 30, 1995


                             or


          Transition report Pursuant to Section 15(d) of
    The Securities Exchange Act of 1934 (No Fee Required)

                 Commission File No. 0-3747

A.   Full title of plan and address of the Plan, if
different from that of the issuer named      below:

          THE CATO CORPORATION
          EMPLOYEE STOCK PURCHASE PLAN

B.   Name of issuer of the securities held pursuant to the
plan and the address of its   principal executive office:

          THE CATO CORPORATION
          Human Resources Department
          8100 Denmark Road
          Charlotte, NC  28273







                    THE CATO CORPORATION
                EMPLOYEE STOCK PURCHASE PLAN
                          FORM 11-K
                     September 30, 1995

                      Table of Contents

                                                        Page
                                                         No.


Part I  - Exhibit Index and Related Exhibits              2

Part II - Financial Information

     Independent Auditors' Report                       3-4

     Statements of Net Assets                             5

     Statements of Changes in Net Assets                  6

     Notes to Financial Statements                      7-8

     Other Information                                    9

     Independent Auditors' Consent                       10

                    THE CATO CORPORATION

                EMPLOYEE STOCK PURCHASE PLAN



                            INDEX

     Form 11-K for the Year Ended September 30, 1995 and
     ---------------------------------------------------
      the Eleven Month Period Ended September 30, 1994
      ------------------------------------------------

Exhibit        Description
   No.         Of Exhibit                               Page
-------        -----------                              No.
                                                        ----

1.             Consent of Deloitte & Touche LLP,
               Independent Auditors.......................10

INDEPENDENT AUDITORS' REPORT


The Employee Benefit Plan Administrative Committee
The Cato Corporation

We have audited the accompanying statement of net assets of The Cato Corporation Employee Stock Purchase Plan as of
September 30, 1995, and the related statement of changes in net assets for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Cato Corporation Employee Stock
Purchase Plan for the eleven-month period ended September
30, 1994 were audited by other auditors whose report dated
December 14, 1994 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of The Cato Corporation Employee Stock Purchase Plan at
September 30, 1995 and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.






DELOITTE & TOUCHE LLP
Charlotte, North Carolina

December 1, 1995

REPORT TO INDEPENDENT AUDITORS

The Employee Benefit Plan Administrative Committee
The Cato Corporation

We have audited the accompanying statement of net assets of The Cato Corporation Employee Stock Purchase Plan as of September 30, 1994, and the related statement of changes in net assets for the eleven-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of The Cato Corporation Employee Stock Purchase Plan at September 30, 1994, and the changes in net assets for the eleven-month period then ended, in conformity with generally accepted accounting principles.



                                        Ernst & Young LLP


Charlotte, North Carolina
                                           December 14, 1994
                                                      Page 5




      THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                  STATEMENTS OF NET ASSETS


                          September 30,      September 30,
                                1995                1994
                          -------------      -------------

Receivable from Company   $       2,999      $         627
                          -------------      -------------

Liabilities of the Plan   $       2,999      $           0
                          -------------      -------------

Net Assets                $           0      $         627
                          =============      =============





See accompanying notes to financial statements.

      THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
             STATEMENTS OF CHANGES IN NET ASSETS

          For the Year Ended September 30, 1995 and the Eleven Month Period Ended September 30, 1994



                                 September 30,     September 30,
                                     1995              1994
                                 -------------     -------------

Employee Contributions           $     425,869     $     464,462

Deductions:

  Purchases of The Cato
   Corporation Common
   Stock (68,473 shares
   for the year ending
   September 30, 1995 and
   41,528 shares for the
   eleven month period
   ending September 30, 1994)          379,755           437,318


   Withdrawals                          46,741            26,517
                                 -------------      ------------
                                       426,496           463,835

Net Increase (Decrease)                   (627)              627

Net Assets at Beginning of Year            627                 0
                                 -------------      ------------

Net Assets at End of Year        $           0      $        627
                                 =============      ============





See accompanying notes to financial statements.

      THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                NOTES TO FINANCIAL STATEMENTS
           Year Ended September 30, 1995 and 1994

NOTE 1 - BASIS OF PRESENTATION
------------------------------

The accompanying financial statements of The Cato
Corporation Employee Stock Purchase Plan ("the Plan") have been prepared on the accrual basis. The Plan's fiscal year ends on September 30. The period ended September 30, 1994 included eleven months which was from the Plan's effective date.

NOTE 2 - PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN
---------------------------------------------------------
         PROVISIONS
         ----------

The Board of Directors of The Cato Corporation adopted the
Plan on September 23, 1993 and the Plan was approved by Shareholders of the Company at the Annual Meeting of Shareholders on May 19, 1994. The Plan became effective as of November 1, 1993 and will terminate on September 20, 2003, unless extended by the Board of Directors or terminated sooner by the sale of all Shares offered under the Plan. Of the 250,000 shares of the Cato Corporation
Common stock originally reserved under the Plan, 139,999
shares remained available at September 30, 1995 and 208,472 shares remained available at September 30, 1994.

The purpose of the Plan is to provide eligible employees with an opportunity to participate in the accumulation and potential appreciation in value of the Common Stock of The Cato Corporation. Eligible employees are those who are regularly scheduled to work at least 20 hours each week and more than 5 months each calendar year and are actively employed on the first and last day of the purchase period. Under the terms of the Plan, all eligible employees of the Company, through payroll deductions, are allowed to purchase, at six-month intervals specified in the Plan, shares of Common Stock at a 15% discount from the last reported sale price of the Common Stock on the NASDAQ National Market System. In addition to the Common Stock which may be purchased through payroll deductions, Common Stock discounted 15% may also be purchased by each plan participant by a one-time election on April 15 of each year in an amount not to exceed $10,000. The purchase price at which shares will be sold during each offering period is 85% of the lower of the fair market value at (1) the beginning date of an offering period or (2) ending date of an offering period. The purchase price for the one-time election is 85% of the last sale price on or before the April 15 date as listed on the NASDAQ National Market System.

NOTE 2 - PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN
---------------------------------------------------------
         PROVISIONS - CONTINUED
         ----------------------

Contributions are limited to 10 percent of compensation for the biannual purchases made through payroll deductions. The aggregate fair market value of Shares of Common Stock that may be purchased by any participant during any calendar year may not exceed $25,000. Pending investment, funds may be held by The Cato Corporation. In addition to employee contributions, all dividends paid on Common Shares purchased through the plan shall be automatically reinvested in additional shares.

A participant may withdraw all or any portion of the full shares held in the participant's account under the Plan by notifying The Cato Corporation in writing. A participant may suspend payroll deductions at any time and applicable payroll deductions will be returned to the participant.

The Plan is a stock plan as defined in Section 423 of the Internal Revenue Code of 1986, as amended. Substantial tax benefits are allowed to participants with respect to the treatment of the stock purchased within the plan, provided certain holding period requirements are met.

All costs to administer the Plan are paid by the Company.

SIGNATURES


     In accordance with the requirements of the Securities
Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



DATE:    December 28, 1995
         -----------------

                              The Cato Corporation


                              By:  /s/ Robert Sandler
                                  --------------------
                              Senior Vice President
                              Controller

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-69844 on Form S-8 of The Cato Corporation Employee Stock Purchase Plan of our report dated December 1, 1995, appearing in this Annual Report on Form 11-K of The Cato Corporation Employee Stock Purchase Plan for the year ended September 30, 1995.





DELOITTE & TOUCHE LLP
Charlotte, North Carolina

December 28, 1995